BluePhoenix Teams with Cap Gemini Ernst & Young to Extend
Legacy Modernization Capabilities in Sweden

Two Companies Successfully Complete First Major IT Project Together in
Performing a Global IT Assessment for Sweden's FöreningsSparbanken

HERZLIA, Israel - March 22, 2003 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, and Cap Gemini Ernst & Young Sverige AB (CGE&Y), announced today that they have formed a strategic alliance to address the growing market for legacy IT modernization among business and financial customers in Sweden.

"There is an important demand for ways to modernise the existing system environment," said Karin Källner, who will direct the alliance at CGE&Y. "This is especially true in finance, banking, insurance, and organizations the public sector where there are large, aging IT infrastructures. Together with BluePhoenix, we are now able to offer these organizations a way to assess the need for renovations as well as the cost of doing so."

Under terms of the agreement, CGE&Y will focus on systems integration while BluePhoenix will provide its unique line of IT modernization tools for the analysis, scanning and conversion of code. Both firms will market their combined portfolio of services to help companies identify areas of potential improvements of the IT environment.

"Sweden and Northern Europe represent one of the most sophisticated and concentrated IT markets in the world," said Peter Hernborg of BluePhoenix. "The combination of BluePhoenix technologies, at the leading edge of legacy modernization, with the enormous global resources and integration talents of CGE&Y instantly establishes a new leader in the IT marketplace, especially in the finance, banking and insurance industries where the greatest modernization opportunities exist."

New Alliance Completes First Major Global Assessment Project

CGE&Y and BluePhoenix also announced the successful completion of the first major project for the new alliance, a global assessment project for FöreningsSparbanken (FSB), one of the largest banking groups in the Nordic region. The goal of the project was to build a comprehensive inventory of FSB's software assets, establish all valid links between the pieces, and identify obsolete programs, routines, and "dead" code that is no longer needed. Among the many components analysed, the project team scanned more than 10 million lines of code in ten weeks.

"The quality of the work was outstanding and the coordination between CGE&Y and BluePhoenix was seamless," said Kenneth Reisö, of FSB. "Overall, this has been one of the most perfectly performed IT projects I have ever seen. We've been able to identify a number of areas where FSB can gain significant productivity improvements."

Armed with this new intelligence, FSB can now make more well-founded decisions regarding system migrations and system-wide transformations.

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About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (Nasdaq: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, visit www.bphx.com

About Cap Gemini Ernst & Young

Cap Gemini Ernst & Young is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organization employs approximately 48,000 people worldwide and reported 2003 global revenues of 5.754 billion euros.  More information about individual service lines, offices and research is available at www.se.cgey.com

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

919.319.2270

tbelkin@bphx.com